[ENB Letterhead]

November 10, 2016

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enbridge Inc.
Registration Statement on Form F-4
File No. 333-213764
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, Enbridge Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-4, be accelerated to 5:00 p.m., Eastern Time, on November 14, 2016, or as soon as practicable thereafter.

The Company requests that it be notified of the effectiveness of the Registration Statement on Form F-4 by contacting its counsel, Joseph Frumkin at (212) 558 4101 or by email at frumkinj@sullcrom.com or George Sampas at (212) 558 4945 or by email at sampasg@sullcrom.com.

Sincerely,

/s/ Tyler Robinson
Tyler Robinson Vice President & Corporate Secretary Enbridge Inc.

cc:	Wei Lu, Staff Accountant
Jason Langford, Staff Attorney
(Securities and Exchange Commission)

Joseph Frumkin
George Sampas
(Sullivan & Cromwell)

Daniel A. Neff
David A. Katz
Gregory E. Ostling
(Wachtell, Lipton, Rosen & Katz)